SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1 August 2006, for the month of July, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F : ☑	Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TEL — OPTION GRANT
Primary insiders in Telenor have been granted
options as follows:
Option grant 2006/Total options outstanding/Total shareholding (incl. closely related parties)Baksaas, Jon Fredrik(see notice to Oslo Stock Exchange on 23 June 2006) 100.000/500.000/57.852
Espen, Pål Wien 25.000/75.000/2.340
Giske, Knut 20.000/20.000/3.112
Johansen, Arve 65.000/265.000/51.462
Kopperud, Bjørn Magnus 40.000/90.000/2.777
Korsæth, Ragnar Holmen 40.000/83.333/5.670
Sivertsen, Stig Eide 40.000/40.000/28.765
Sørby, Morten Karlsen 55.000/200.000/7.794
Thygesen, Jan Edvard 55.000/205.000/56.278
Westlie, Trond 55.000/55.000/0
SHARE OPTION PROGRAM
Telenor ASA has granted share options to 134 managers and key personnel to subscribe for up to 2,660,000 shares (see notice sent to Oslo Stock Exchange on 23 June 2006).
All options will vest the day after Telenor`s reporting of the results for second quarter 2009. The options may only be exercised four times a year, during a ten-day period after the publication of the company`s quarterly results. The latest possible exercise is in the ten-day exercise period subsequent to the results for second quarter 2013. The exercise price is equal to the average volume weighted price on the Oslo Stock Exchange on the ten trading days prior the date of grant. The share option program contains conditions limiting financial gains above certain thresholds.
Telenor has the right to settle exercised options by paying an amount in cash corresponding to the difference between exercise price and the volume weighted trading price on the day after the closure of the relevant exercise window.
DIGI RESULTS TODAY
Telenor`s subsidiary in Malaysia, Digi.Com, has reported their second quarter 2006 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,544
- EBITDA: 700
- EBIT: 466
- CAPEX: 199
Total number of subscribers: 5.440 million

DTAC RESULTS TODAY
Telenor`s subsidiary in Thailand, DTAC, has reported their second quarter 2006 figures to the Singapore Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,893
- EBITDA: 698
- EBIT: 363
- CAPEX: 543
Total number of subscribers: 10.622 million
TELENOR ASA SECOND QUARTER 2006 RESULTS
In the second quarter of 2006, Telenor`s revenues increased by 37 per cent compared to the second quarter of 2005, reaching NOK 22.6 billion. The underlying revenue growth was 12 per cent and the EBITDA margin increased from 34 to 35 per cent. Profit before taxes was NOK 3.9 billion. During the second quarter, the total number of mobile subscriptions increased by six million, reaching 96 million.
Highlights Second Quarter 2006: 96 million mobile subscriptions Revenue growth of 37% — underlying growth of 12% EBITDA margin increased from 34% to 35% Strong operating cash flow
Outlook for 2006:
We are maintaining our outlook from the first quarter.
The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%.
We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency.
We expect the EBITDA margin before other income and expenses for 2006 to be above 34%.
We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor`s mobile operations in emerging markets.
A growing share of Telenor`s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits. We expect seasonal variations between the quarters.
PRESENTATION MATERIAL
Please find attached the second quarter presentation

TELENOR ACQUIRES MOBI 63 IN SERBIA
Telenor has won the auction in Serbia for a 100 per cent share of mobile operator Mobi 63, one of two mobile operations in Serbia.
The winning bid of EUR 1,513 million, secures a 100 per cent share of Mobi 63, and a 10 year licence for GSM 900/1800 and 3G operation for the company, subsequently renewable for a successive 10 year period on application.
`We are naturally excited at expanding our footprint and adding this new company to the Telenor Group. Serbia has long been an interesting market for us. Telenor first entered the Balkan region more than 10 years ago and we currently have mobile operations in a number of neighbouring countries. The acquisition of Mobi 63 will allow us to further our aim of creating a strong Telenor operational hub in this prioritised geographical area with long-term synergies across the companies,` said Jon Fredrik Baksaas, President and CEO, Telenor.
The population of Serbia is approximately 7.5 million. GDP per capita in 2005 was estimated at USD 3 420. GDP growth in 2005 was 6.2 per cent in USD. There are currently two mobile operators in the country and according to Telenor estimates the current penetration is 65%.
At the end of 2005, Mobi 63 had a reported customer base of approximately 2.5 million, an active customer base of around 2.1 million and a market share of approximately 45 per cent. Reported network coverage is approximately 90% of the territory and over 95% of total population. According to Telenor, estimated revenues for 2005 were around EUR 233 million with an EBITDA margin of about 53%. EBIT for 2005 was around EUR 96 million and CAPEX for 2005 was EUR 44 million. Mobi 63 is debt free. The company has around 950 employees.
There is high demand for both advanced and innovative services and for basic affordable mobile communication. Telenor will utilize the experience from the Telenor Group as well as local Serbian expertise to enhance the company`s performance and secure the best possible mobile services for the Serbian market.
PRESENTATION MATERIAL
Please find attached the presentation material that will be used in the conference call today in relation to the acquisition of Mobi 63 in Serbia.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:
Name: Trond Westlie
(sign.)
Title: CFO
Date: 1 August, 2006